RENOVARO INC.
2080 Century Park East, Suite 906

Los Angeles, CA 90067

November 4, 2024

VIA EDGAR

United States Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Attn: Tamika Shepparad

Re: Renovaro Inc.

       Request for Acceleration of Registration Statement on Form S-3

       File No. 333-282898

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Renovaro Inc., a Delaware corporation (the “Company”), hereby requests acceleration of the effectiveness of its Registration Statement on Form S-3 (File No. 333-282898), as filed with the U.S. Securities and Exchange Commission on October 30, 2024, to 4:30 PM ET on November 6, 2024 or as soon thereafter as practicable.

Please direct any questions or comments regarding this filing to Erin L. Fogarty at (305) 539-3385 of K&L Gates LLP, legal counsel to the Company.

Sincerely,

/s/ David Weinstein
Name: David Weinstein
Title: Chief Executive Officer